THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED. Please execute and return your proxy card according to Wal-Mart Stores, Inc.’s instructions.

May 22, 2014

Dear Wal-Mart Shareholder:

At Wal-Mart’s June 6, 2014 annual meeting, shareholders will have an opportunity to vote on Proposal No. 5 (“Request for Annual Report on Recoupment of Executive Pay”), which asks Wal-Mart to report annually whether it clawed back pay from senior executives in the previous year and to describe the general circumstances of any recovery. We believe that disclosure would improve accountability to shareholders and enhance the effectiveness of Wal-Mart’s clawback policy, and we urge you to vote FOR the proposal. We are five institutional investors holding over 2.68 million shares of Wal-Mart common stock.

We offer the following points for your consideration.

Disclosure of misconduct-based incentive pay recovery takes on additional urgency at Wal-Mart, in our view, because Wal-Mart has been embroiled in several recent controversies:

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The U.S. DOJ and SEC are investigating whether Wal-Mart violated US anticorruption laws by bribing foreign officials in Mexico, and Wal-Mart’s own anticorruption probe has broadened to include operations in India, China, and Brazil. These ongoing investigations already have cost the company $439 million.

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Wal-Mart is among the companies that are facing intense scrutiny following a series of building collapses and fires in Bangladeshi and Pakistani garment factories. Wal-Mart has confirmed that some of its clothing was produced in the Tazreen Fashions factory—where 112 Bangladeshi garment workers were killed in a fire—by one of its vendors using an unauthorized subcontractor.

•	In May 2013, Wal-Mart pled guilty to federal criminal charges and paid over $110 million in civil fines for illegally dumping hazardous waste in California and Missouri.

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The National Labor Relations Board (NLRB) in January issued a complaint against Wal-Mart alleging the company illegally threatened, surveilled, and terminated U.S. workers who initiated strikes and protests urging better pay and improved working conditions.

Wal-Mart’s existing clawback policy does not require disclosure of decisions to claw back pay, and SEC rules only require disclosure of pay adjustments for named executive officers (“NEOs”). In our view, broader disclosure would:

•	Foster a corporate culture of compliance and ethical conduct by educating employees about behavioral expectations, setting the “tone at the top,” and deter future compliance violations;

•	Increase accountability to shareholders and other stakeholders by informing them about the application of the clawback policy; and

•	Promote better alignment between pay and performance by recovering compensation from wrongdoers whose conduct damaged Wal-Mart.

May 22, 2014

Proposal No. 5 balances the need for greater transparency around clawbacks and the important role the Compensation, Nominating and Governance Committee (the “Committee”) has in setting executive pay.  Accordingly, the recoupment disclosure policy we seek:

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Would not require Wal-Mart to claw back pay in any particular circumstance, but does ensure that decisions regarding recovery from senior executives under Wal-Mart’s existing plans and agreements are disclosed.

•	Would give the Committee flexibility to determine the level of detail it provides in the report, taking into account privacy and legal concerns.

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Is consistent with the practices of other large multinational corporations, including Northrop Grumman, McKesson, Omnicare, United Technologies and Halliburton, and disclosures similar to those we are seeking have begun to appear in 2014 proxy statements.

Wal-Mart argues in its Statement in Opposition to our proposal that the disclosure required under SEC rules is sufficient. We disagree. We believe that the disclosure of clawbacks for a handful of individuals is inadequate for a company with 2.2 million employees and multiple business units and subsidiaries located around the globe. Incentives for senior executives below the NEO level, we think, are particularly important in establishing a culture of compliance and deterring violations, given the more hands-on role such executives play.

Major compliance failures at Walmart may be costly, both in terms of the direct costs of investigations and penalties, as well as the indirect costs of damaged brand reputation, increased regulatory scrutiny, and the erection of potential barriers to operating in certain markets. Accordingly, we believe shareholders have a compelling interest in monitoring the Committee’s decisions regarding clawbacks for misconduct.

We therefore urge you to VOTE FOR PROPOSAL No. 5.

Sincerely,

UAW Retiree Medical Benefits Trust	Connecticut Retirement Plans and Trust Funds
Illinois State Board of Investment	Amalgamated Bank LongView Funds
F&C Management, Ltd.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED. Please execute and return your proxy card according to Wal-Mart Stores, Inc.’s instructions.

CONTACT:	Meredith Miller	(O): (734) 887-4964
	Chief Corporate Governance Officer UAW Retiree Medical Benefits Trust	mamiller@rhac.com